

Mail Stop 3561

October 21, 2009

Michael Cavalier
Senior Vice President – General Counsel
Cinemark USA, Inc.
3900 Dallas Parkway, Suite 500
Plano, TX 75093

> **Re: Cinemark USA, Inc.**
> **Registration Statement on Form S-4**
> **September 24, 2009**
> **File No. 333-162105**

Dear Mr. Cavalier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>General</u>

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in

the Morgan Stanley and Shearman & Sterling no-action letters.

2.   The financial statements should be updated, as necessary, to comply with
        Article 3-12 of Regulation S-X, at the effective date of the registration
        statement.

Prospectus Cover Page

3.   As currently represented, the offer could be open for less than 20 full business
        days due to the 5:00 p.m. expiration time instead of an expiration time of
        midnight on what ultimately may be the twentieth business day following
        commencement. *See* Question and Answer Eight in Exchange Act Release
        No. 16623 (March 5, 1980). Please confirm that the offer will be open at least
        through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Market and Industry Data, page ii

4.   Please delete the phrase that states you "take no further responsibility for such
        data." As a registrant, you are responsible for all information that you include
        in your filing.

5.   We also note your statement that you "cannot assure" the accuracy of your
        estimates and make no "representation as to the accuracy of information
        described in these paragraphs." Please add a sentence in which you represent
        that you believe and act as if all the information described in these paragraphs,
        including market and industry data and estimates, is accurate.

Summary of the Terms of the Exchange Offer, page 7
Conditions to the Exchange Offer, page 8

6.   We note your reservation of the right to terminate or amend the terms of the
        offer if certain conditions occur. Please revise this section to indicate that, in
        the event of a material change in the offer, including the waiver of a material
        condition, you will extend the offer period if necessary so that at least five
        business days remain in the offer following notice of the material change.
        Similarly revise throughout your filing.

Acceptance of Initial Notes and Delivery of Exchange Notes, page 9

7.   Please briefly explain what you mean by "properly tendered." Throughout
        your filing, please revise phrases such as "validly tendered," "not validly
        withdrawn" to briefly explain, in which instance, when notes will be
        considered properly and validly tendered and not validly withdrawn.

Background of the Exchange Offer, page 30

8.   Please delete here and throughout your filing the phrase "or do not comply, in whole or in part, with any applicable law." While it is appropriate to delay acceptance or terminate your offer if conditions specified in your offer are not satisfied or waived, it is not appropriate to delay acceptance for general legal compliance.

Expiration Date; Extensions; Termination; Amendment, page 30

9.   We note that you also reserve the right to delay acceptance of the private notes in your sole discretion. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

10.   You state that you will give notice of your offering's extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Acceptance of Initial Notes for Exchange, page 32

11.   Please explain here and throughout your filing, if applicable, what you mean by a "properly completed and duly executed letter of transmittal." Similarly explain "timely receipt."

12.   Please delete the phrase "for any reason," regarding delays in acceptance or non-acceptance of the tendered notes.

Other Matters, page 35

13.   Please delete the phrase in which you state that all questions as to the validity, including time of receipt, and acceptance of all tenders "will be determined by [you], in [your] sole discretion."

14.   Similarly, please delete the phrase "[o]ur interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties."

Conditions to the Exchange Offer, page 36

15.   We note that you may determine in your "reasonable judgment" whether
        certain offer conditions have occurred or are satisfied. Please revise to
        include an objective standard for the determination of whether a condition has
        been satisfied.

16.   We note that you state that you may terminate or amend the exchange offer
        before accepting any notes for exchange if certain conditions are not satisfied.
        All offer conditions, except those related to the receipt of government
        regulatory approvals necessary to consummate the offer, must be satisfied or
        waived at or before expiration of the offer, not merely before acceptance of
        the outstanding notes for exchange. Please revise the language here and
        throughout your filing accordingly.

17.   We note that you state that you will return any notes that you do not accept for
        exchange notes as "promptly as practicable," which is not appropriate. Rule
        14e-1(c) requires that you exchange the notes or return the notes "promptly"
        upon expiration or termination of the offer, as applicable. Please revise here
        and throughout your filing, if applicable.

18.   We note that you state that you will give oral or written notice of any
        extension, amendment, non-acceptance or termination "as promptly as
        practicable." Please delete this phrase and clarify that you will give notice of
        the extension in accordance with the requirements of Rule 14e-1(d) of the
        Exchange Act.

19.   We note that you state that if you amend the offer in a manner that you
        "consider" material, you will disclose the amendment in the manner required
        by applicable law. Please revise to state that in the event of a material change
        in the offer, including the waiver of a material condition, you will extend the
        offer period if necessary so that at least five business days remain in the offer
        following notice of the material change.

20.   Please delete here and throughout your filing the phrase "[t]hese conditions
        are solely for our benefit."

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 43

Impairment of Long Lived Assets, Goodwill and Intangible Assets, page 45

21.   You incurred significant long-lived assets impairments for each of the fiscal
        years presented. In this regard, please tell us whether there are any reporting

units that may be at risk of further impairment or assert that a material charge
is unlikely. For each reporting unit that continues to be at risk of impairment,
please revise your disclosure to indicate the following:

- Percentage by which fair value exceeded carrying value as of the
date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the
key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key
assumptions. The discussion regarding uncertainty should provide
specifics to the extent possible (e.g., the valuation model assumes
recovery from a business downturn within a defined period of
time); and
- Description of potential events and/or changes in circumstances
that could reasonably be expected to negatively affect the key
assumptions.

Results of Operations, page 48

22. We note that you have incurred long-lived asset impairments for each of the
periods presented. Annual impairment charges typically indicate there may be
operational issues within your business or industry that should be discussed in
further detail. In this regard, your MD&A should be revised to clearly discuss
any known trends or uncertainties that had, or that you expect to have, a
material unfavorable impact in your results of operations or relationship
between costs and revenues. For guidance, please refer to Item 303(a)(3)(ii)
of Regulation S-K.

23. Based on your disclosures on page 76, it appears that management reviews
concession and admission sales separately. Additionally, you indicate that
margins for both of these products are reviewed and a considerable amount of
management effort goes into increasing their operating margins. In this
regard, it appears that product information is readily available, reviewed and
used by management on an ongoing basis. As noted in paragraph 103 of
SFAS 131, an analysis of trends in revenues from products and services is
important in assessing both past performance and prospects of future growth.
Additionally, such trends may be compared to industry benchmarks. As such,
since it appears that including such information could provide meaningful
information for your investors, please tell us what consideration was given to
including a separate standalone discussion of product and services (including
advertising) within MD&A. For guidance, refer to FR-72 (Release No. 33-
8350)

Mr. Michael Cavalier
Cinemark USA, Inc.
October 21, 2009
Page 6

Comparison of Six Months ended June 30, 2009 and 2008, page 49

24. Your presentation of theater operating costs excludes amounts that are
included in the most directly comparable GAAP measure in your statement of
income (total cost of operations) and, as such, it appears to meet the definition
of a non-GAAP measure as defined by Regulation G. Additionally, it is not
clear how you determined that depreciation and amortization, asset
impairments, general and administrative costs (as described) and the
amortization of favorable/unfavorable leases do not represent theater
operating costs. In this regard, please revise your current presentation to
include all applicable costs.

Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Theater Properties and Equipment, page F-7

25. Please tell us and revise your notes to include all of the disclosure
requirements set forth in Topic 360-10-50-2 of the FASB Accounting
Standards Codification. In particular, please provide us with a detailed
description of the facts and circumstances leading to the impairments
recognized as well as the reporting units that these impaired assets are
reported under. For guidance, refer to Topic 280 of the FASB Accounting
Standards Codification.

Goodwill and Other Intangible Assets, page F-8

26. Please tell us and revise your notes to include all the disclosure requirements
set forth in paragraph 350-20-50-2 of the FASB Accounting Standards
Codification. In particular, please provide us with a detailed description of the
facts and circumstances leading to the impairments noted on page F-22.

27. You indicate that you previously considered your theaters as reporting units,
but due to recent changes in the organization, you concluded that U.S. regions
and international countries are more reflective of how you operate your
business. In this regard, please tell us and revise your disclosures to include
more details regarding your restructurings along with a discussion of how
these changes affected your reporting unit structure. In particular, your
response should focus on the significant operating processes prior to and after
your restructurings.

28. Since your operating theaters continue to be lowest level for which there are
identifiable cash flows, please tell us and revise your disclosures to provide

more details regarding how you determined that theaters no longer represent a reporting unit and provide us with significant support for your conclusions. Additionally, please tell us what consideration was given to the possibility that your restructuring did not alter the nature of your reporting units, but instead aggregated these units into new operating segments.

Note 14- Interest Rate Swap Agreements, page F-28

29. Based on your disclosures on page F-12, your interest rate swap agreement fair value measurements are based on Level 3 inputs. In this regard, it appears that you do not provide all of the disclosures required under Topic 820.10.50.2 (c)(d) and (e) of the FASB Accounting Standards Codification. Please advise.

Note 16- Investments In and Advances to Affiliates, page F-30

30. We note your investment in NCM and that you account for this investment under the equity method of accounting. However, based on your disclosures, including those set forth in Note 6, it appears that (i) your investment basis in NCM was reduced to zero at the time of NCM's initial public offering, (ii) you treated additional common units received as a separate investment tranche in NCM, and (iii) your equity income for NCM related only to this separate investment tranche during 2008. If true, please clarify the reasons why you recorded a portion of the distributions received from NCM as a reduction of your investment in NCM and the remaining amount as income. In this regard, your response should address the fact that all distributions from an affiliate accounted for under the equity method are generally recorded as a reduction of the investment in that affiliate and explain why your investment in NCM is accounted for differently.

31. In light of the materiality of the amount of income you record as a result of your investment in NCM, please consider adding a table to disclose the specific changes in the carrying amount of your investment along with the related income for each period presented. We suggest you also show related changes in deferred revenue, amounts due to or from NCM, and cash received from NCM for each period presented.

Note 22- Segments, page F-41

32. It is not clear whether or not you determined that your sixteen U.S. regions and your various international markets represent operating segments as defined by Topic 280.10.50.1 of the FASB Accounting Standards Codification. If you believe each of these regions and markets only represents a reporting unit and not an operating segment, please provide us with

significant support for your conclusion. In this regard, please provide with the reports provided to the chief operating decision maker ("CODM") to allocate resources and assess your performance.

33.   Please provide us with and revise your disclosures to indicate your allocation methodology for excess cash distributions received from NCM to each reportable segment. Additionally, tell us how providing a measure which includes your share of excess cash distributions from NCM is used to assess the performance of your U.S. and international theaters.   In this regard, since you allocate excess cash contributions from NCM to your reportable segments, please tell us whether or not you include these cash distributions in the impairment test for both goodwill and long-lived assets.

34.   You indicate that the primary measure of segment profit used to evaluate performance and allocate resources is Adjusted EBITDA. However, you also indicate that management evaluates the performance of your assets on a consolidated basis. In this regard, it appears that your CODM may use more than one operating measure to evaluate performance and allocate resources. As such, please tell us and revise your disclosure to clearly indicate the measures reviewed by your CODM and how they are used to assess performance and allocate resources.

Annual Performance-Based Cash Incentive Compensation, page 88

35.   Please disclose the Adjusted EBITDA target and the Adjusted EBITDA achieved by Cinemark Holdings. Also disclose the adjustments that were made to EBITDA and explain why you made them.

Description of Exchange Notes, page 109

36.   Please disclose the exemption from the registration requirements of the Securities Act relied upon when you issued the initial notes and briefly explain why you were entitled to rely on that exemption.

Certain U.S. Federal Income Tax Consequences, page 160

37.   Please delete the phrase, "[t]his summary is for general information only."

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Terry M. Schpok, Esq.
        (*via facsimile*) *(214) 969-4343*